UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or

13(e)(1) of the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Subject Company (Issuer))

NAM TAI PROPERTY INC.

(Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

629865 205

(CUSIP Number of Class of Securities)

Shan-Nen Bong, Chief Financial Officer

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Tel: (755) 3388 6666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Julian Lin

Jones Day

31st Floor. Edinburgh Tower, the Landmark

15 Queen’s Road Central

Hong Kong

(852) 3189-7282

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$84,500,000	$9,587

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value is based on the purchase of 15,000,000 shares of common stock at a price of $5.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 3, 2015 and relates to the offer by Nam Tai Property Inc., a British Virgin Islands corporation (the “Company”), to purchase up to 15,000,000 shares of its common stock, par value $0.01 per share at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2015, (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”), copies of which were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as amended hereby to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Items 1 through 11.

(1)	The second full sentence under the heading “What is the purpose of the Tender Offer?” on page 1 of the Offer to Purchase is hereby amended and restated to read as follows:

“We believe there is a divergence between our current share price and the value of our land holdings, which is booked at their historical acquisition costs and the value of which may not be unlocked until we have completed certain land development projects. After taking into account the necessary capital expenditures for the land development projects, the Board believes the best way to return shareholder value to our investors is through a tender offer that provides an efficient mechanism for some of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive an immediate return for some or all of their investment, if they so elect.”

(2)	The following sentence are inserted after the second sentence under the heading “Following the Tender Offer, will the Company continue as a public company?” on page 2 of the Offer to Purchase:

“The directors and executive officers of the Company have also confirmed that they have no intention, and are not currently in discussion, to effect a merger, acquisition, take private or liquidating transaction. There are no current plans or proposals to change the number or the term of directors, to fill any existing vacancies on the Board, to change any material terms of the employment contract of any executive officers or to change the dividend rate or policy of our Company.”

(3)	The paragraph under the heading “Do the directors and executive officers of the Company intend to tender their shares in the Tender Offer?” on page 5 of the Offer to Purchase is hereby amended and restated to read as follows:

“Our directors and executive officers have advised us that they do not intend to tender shares in the Tender Offer.”

(4)	The second full sentence in the second paragraph under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 21 of the Offer to Purchase is hereby amended and restated to read as follows:

“Our directors and executive officers have advised us that they do not intend to tender shares in the Tender Offer.”

(5)	The second full sentence under the heading “Extension of the tender Offer; Termination; Amendment” on page 27 of the Offer to Purchase is hereby amended and restated to read as follows:

“We also expressly reserve the right, in our sole discretion, not to accept for payment and not to pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares or to terminate the Tender Offer, unless any of the conditions specified in “The Tender Offer—Conditions of the Tender Offer” has occurred, or is deemed by us to have occurred, by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement.”

(6)	The second full paragraph under the heading “Miscellaneous” on page 28 of the Offer to Purchase is hereby amended and restated to read as follows:

“We are not aware of any jurisdiction where the making of the Tender Offer is not in compliance with applicable law. This Offer to Purchase and Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction within the United States, the British Virgin Islands or the People’s Republic of China where the making of the Tender Offer or the acceptance of the tendered shares pursuant to the Tender Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Tender Offer will not be made to the holders of shares residing in that jurisdiction.”

(7)	The second paragraph under the heading “Important” on page i of the Offer to Purchase is hereby amended and restated to read as follows:

“We are not making the Tender Offer to stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Tender Offer to stockholders in any such jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2015

NAM TAI PROPERTY INC.

By:	/s/ M.K. Koo
Name: M.K. Koo
Title: Executive Chairman

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 3, 2015.

(a)(1)(B)*	Letter of Transmittal including IRS Form W-9.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Supplement 1 to the Offer to Purchase, dated August 14, 2015.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated August 3, 2015.

(a)(5)(B)	Press Release, dated August 14, 2015.

(b)	Not applicable.

(d)(1)*	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

(d)(2)*	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

(d)(3)*	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

(d)(4)*	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.